UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934


                KASH N' KARRY FOOD STORES, INC.
                        (Name of Issuer)


                 COMMON STOCK, $0.01 PAR VALUE
                 (Title of Class of Securities)


                           48577P106
                         (CUSIP Number)

                      R. William McCanless
     Senior Vice President and Chief Administrative Officer
                        Food Lion, Inc.
                      2110 Executive Drive
              Salisbury, North Carolina 28145-1330
                         (704) 633-8250
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)



                        October 31, 1996
    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box {  }.

Check the following box if a fee is being paid with this statement { }.

                      CUSIP No. 48577P106

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Food Lion, Inc.
     IRS Employer Identification No. 56-0660192

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) {  }
                                                       (b) {  }

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS
     BK

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               {  }

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     North Carolina

NUMBER OF SHARES         (7)  SOLE VOTING POWER
  BENEFICIALLY OWNED          0
  BY EACH REPORTING      (8)  SHARED VOTING POWER
  PERSON WITH                 3,134,942
                         (9)  SOLE DISPOSITIVE POWER
                              3,134,942*
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,134,942*

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        {  }

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     67.1%**

(14) TYPE OF REPORTING PERSON
     CO

*    Beneficial  ownership  of  these shares  is  being  reported as a result of the Stockholders Agreement and the Irrevocable Proxies, both of which are described in Items 4 and 6 hereof.
     The option(the "Option")granted to  KK Acquisition Corp., a wholly-owned indirect subsidiary of Food Lion, Inc., pursuant to the Stockholders Agreement is not yet exercisable. Food Lion, Inc. disclaims beneficial ownership of these shares pursuant to Rule 13d-4
     under the Securities Exchange Act of 1934, as amended.   See
     Item 5 hereof.

**   Gives effect to the exercise of the Option by KK Acquisition
     Corp.  for  the  purchase of shares of Kash  n'  Karry  Food
     Stores,  Inc.  Common  Stock pursuant  to  the  Stockholders
     Agreement.


                      CUSIP No. 48577P106

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     FLI Holding Corp.
     IRS Employer Identification No. 56-1997227

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) {  }
                                                       (b) {  }

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS
     AF

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               {  }

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES         (7)  SOLE VOTING POWER
  BENEFICIALLY OWNED          0
  BY EACH REPORTING      (8)  SHARED VOTING POWER
  PERSON WITH                 3,134,942*
                         (9)  SOLE DISPOSITIVE POWER
                              3,134,942*
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,134,942*

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        {  }

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     67.1%**

(14) TYPE OF REPORTING PERSON
     CO

*    Beneficial  ownership  of  these shares  is  being  reported as a result of the Stockholders Agreement and the Irrevocable Proxies, both of which are described in Items 4 and 6 hereof. The option
     (the "Option") granted to KK Acquisition Corp., a wholly-owned subsidiary of FLI Holding Corp., pursuant to the Stockholders Agreement is not yet exercisable. FLI Holding Corp. disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the
     Securities  Exchange Act of 1934, as amended.   See  Item  5
     hereof.

**   Gives effect to the exercise of the Option by KK Acquisition
     Corp.  for  the  purchase of shares of Kash  n'  Karry  Food
     Stores,  Inc.  Common  Stock pursuant  to  the  Stockholders
     Agreement.


                      CUSIP No. 48577P106

(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     KK Acquisition Corp.
     IRS Employer Identification No. 56-1997232

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) {  }
                                                       (b) {  }

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS
     AF

(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               {  }

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES         (7)  SOLE VOTING POWER
  BENEFICIALLY OWNED          0
  BY EACH REPORTING      (8)  SHARED VOTING POWER
  PERSON WITH                 3,134,942*
                         (9)  SOLE DISPOSITIVE POWER
                              3,134,942*
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,134,942*

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        {  }

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     67.1%**

(14) TYPE OF REPORTING PERSON
     CO

*    Beneficial  ownership  of  these shares  is  being  reported as a result of the Stockholders Agreement and Irrevocable Proxies, both of which are described in Items 4 and 6 hereof. The option
     (the "Option") granted to KK Acquisition Corp. pursuant to the Stockholders Agreement is not yet exercisable. KK Acquisition Corp. disclaims beneficial ownership of these shares pursuant to Rule 13d-4
     under the Securities Exchange Act of 1934, as amended.   See
     Item 5 hereof.

**   Gives effect to the exercise of the Option by KK Acquisition
     Corp.  for  the  purchase of shares of Kash  n'  Karry  Food
     Stores,  Inc.  Common  Stock pursuant  to  the  Stockholders
     Agreement.




Item 1.  Security and Issuer.


      This Schedule 13D relates to the common stock, $0.01 par value per share (the "Kash n' Karry Common Stock"), of Kash n' Karry Food Stores, Inc. ("Kash n' Karry"), a Delaware corporation. The principal executive offices of Kash n' Karry are located at 6422 Harney Road, Tampa, Florida 33610.

Item 2.         Identity and Background.

      This Schedule 13D is being filed jointly by Food Lion, Inc. ("Food Lion"), a North Carolina corporation, FLI Holding Corp., a Delaware corporation and a wholly owned subsidiary of Food Lion ("FLI Holding"), and KK Acquisition Corp., a Delaware corporation and a whollyowned subsidiary of FLI Holding ("Sub" and together with Food Lion and FLI Holding, the "Reporting Persons"). The agreement among the Reporting Persons relating to joint filing of this statement is attached as Exhibit 1 hereto.

      Food Lion operates a chain of retail food supermarkets principally in the southeastern United States. Food Lion's principal executive offices are located at 2110 Executive Drive, Salisbury, North Carolina 28145-1330. The name, business address, present principal occupation and citizenship of each executive officer and director of Food Lion are set forth in
Exhibit 2 to this Schedule 13D which is incorporated herein by this reference.

      FLI Holding is a holding company engaged solely in holding all of the capital stock of Sub. FLI Holding's principal executive offices are located at 2110 Executive Drive, Salisbury, North Carolina 28145-1330. The name, business address, present principal occupation and citizenship of each executive officer and director of FLI Holding are set forth in Exhibit 3 to this
Schedule 13D which is incorporated herein by this reference.

      Sub is a corporation that has been specially formed for the purpose of the Merger (as more particularly described in Items 4 and 6). Sub's principal executive offices are located at
2110 Executive Drive, Salisbury, North Carolina  28145-1330.  The
name, business address, present principal occupation and citizenship of each executive officer and director of Sub are set forth in Exhibit 4 to this Schedule 13D which is incorporated herein by this reference.

      As  of October 11, 1996 Etablissements Delhaize Freres et
Cie "Le   Lion" S.A.("Delhaize"),a Belgian corporation, and its wholly owned subsidiary, Delhaize The Lion America, Inc., a Delaware corporation ("DETLA"),owned in the aggregate 39.5% and 51.7%, respectively, of the outstanding Class A Common Stock and the Class B Common Stock of Food Lion. Delhaize is engaged primarily in the operation of supermarkets located in Belgium and supplied by its own warehouse facilities, the  operation  of other retail food outlets and  the  packaging,
distribution   and  sale  of  wine,  food  and   food   products.
Delhaize's  principal  executive  offices  are  located  at   rue
Osseghem, 53, 1080 Brussels, Belgium.

     The name, business address, present principal occupation and citizenship of each executive officer and director of Delhaize are set forth in Exhibit 5 to this Schedule 13D which is incorporated herein by this reference.

      DETLA is a holding company engaged solely in holding shares of Food Lion and Super Discount Markets, Inc., a corporation that owns and operates Cub Foods, a grocery chain of 13 supermarkets in the Atlanta, Georgia, area. As of October 11,1996, DETLA held 60% of the issued and outstanding common stock of Super Discount Markets, Inc. DETLA's principal executive offices are located at Atlanta Plaza, Suite 2160, 950 East Paces Ferry Road, Atlanta, Georgia 30326.

     The name, business address, present principal occupation and citizenship of each executive officer and director of DETLA are set forth in Exhibit 6 to this Schedule 13D which is incorporated herein by this reference.

      Other than Delhaize, DETLA and the executive officers and directors of Food Lion, Delhaize and DETLA, there are no persons or corporations controlling or ultimately in control of Food
Lion.

      During the last five years, to the best knowledge of the Reporting Person, none of the Reporting Persons, DETLA or their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such corporations or such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

Item 3       Source and Amount of Funds or Other Consideration.

      Pursuant to a Stockholders Agreement (the "Stockholders Agreement"), dated as of October 31, 1996, among Food Lion, Sub,
Kash  n' Karry and BankAmerica Capital Corporation, Citicorp
North America, Inc., Landmark Equity Partners III, L.P., Landmark Equity Partners IV, L.P., The Prudential Insurance Company of America, Prudential Property & Casualty Company, Pruco Life Insurance Company of Arizona, PaineWebber Capital Inc., UBS Capital LLC, High Yield Portfolio, IDS Bond Fund, Inc., IDS Life Advantage Fund,Pruco Life Insurance Company and Wells, Fargo & Company
(collectively,   the   "Certain   Stockholders"),   the   Certain
Stockholders granted to Sub an irrevocable option (the  "Option")
to purchase, under certain circumstances and subject to certain adjustments, up to 3,134,942 shares of the issued and outstanding
Kash n' Karry Common Stock, at a price of $26.00 per share or any higher price per share paid in a tender offer (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) by Sub (the "Offer"), payable in
cash.   The shares of Kash n' Karry Common Stock subject  to  the
Option equal approximately 67.1% of the outstanding Kash n' Karry Common Stock. The Option was granted by the Certain Stockholders as a condition of and in consideration for Food Lion and Sub entering into the Merger Agreement, dated as of October 31, 1996, among Food Lion, Sub and Kash n' Karry. A copy of the Merger Agreement was filed as Exhibit 2 to the Current Report on Form 8-
K filed by Food Lion on November 4, 1996, and is incorporated herein by reference.

      The exercise of the Option for the number of shares covered by the Stockholders Agreement would require aggregate funds of at least $81,508,492, subject to increase if the price per share of Kash n'Karry Common Stock in an offer is greater than $26.00. It is anticipated that, should the Option become exercisable and should Sub determine to exercise the Option, Sub would obtain the funds for purchase from Food
Lion in the form of a capital contribution or loan. Food Lion has engaged Chase Securities, Inc. to arrange for borrowings in the event that the Option should become exercisable and Sub determines to exercise the Option.

      The Stockholders Agreement was filed as Exhibit 10 to the Current Report on Form 8-K filed by Food Lion on November 4, 1996, and is incorporated herein by this reference. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement.

Item 4.     Purpose of Transaction.

      In connection with the execution of the Stockholders Agreement, Food Lion, Sub and Kash n' Karry entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, Sub will merge (the "Merger") with and into Kash n' Karry. The Option was granted by the Certain Stockholders as a condition of and in consideration for Food Lion and Sub entering into the Merger Agreement. As more fully described in Item 6
hereof,   consummation  of  the  Merger  is  subject  to  certain
conditions, including: (i) receipt of the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Kash n' Karry Common Stock; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and (iii) satisfaction of certain other conditions set forth in the Merger Agreement. Pursuant to
the   Merger  Agreement,  (a)  the  officers  of  the   surviving
corporation in the Merger will be the officers of Sub, (b) the directors of the surviving corporation in the Merger will be the directors of Sub, (c) each issued and outstanding share of Kash n' Karry Common Stock will be converted into the right to receive $26.00 or any higher price per share paid in the Offer,
(d) the certificate of incorporation of the surviving corporation shall be as set forth in Exhibit B to the Merger Agreement, and
(e) the bylaws of Sub as in effect immediately prior to the Effective Time (as defined in the Merger Agreement) shall be the bylaws of the surviving corporation until thereafter amended.

      The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 2 to the Current Report on Form 8-K filed by Food Lion on November 4, 1996.

      Prior  to  the  execution of the Merger Agreement  and  the
Stockholders Agreement, the Rights Agreement, dated as  of  April
13, 1995, between Kash n'Karry and Fleet National Bank (successor in interest to Shawmut Bank Connecticut,N.A.), as Rights Agent,as
amended by the First Amendment to Rights Agreement dated June 13, 1995, was amended by a Second Amendment to Rights Agreement dated as of
October 30, 1996 (as amended, the "Rights Agreement"), to enable Food Lion and Sub (but no other third party) to enter into the Merger Agreement and
consummate the transactions  contemplated   thereby   without
triggering the issuance of Rights under the Rights Agreement to the shareholders of Kash n' Karry and thereby substantially diluting Food Lion's or Sub's holdings of shares of Kash n' Karry
Common Stock.

      Depending upon the number of shares of Kash n' Karry Common Stock ("Shares") purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers (the "NASD") for continued listing on the NASDAQ National Market. The NASDAQ National Market's published guidelines require that an issuer have at least 200,000 publicly held shares, held by at least 400 shareholders or 300 shareholders of round lots, with a market value of at least $1,000,000 and have net tangible assets of at least $1,000,000, $2,000,000 or $4,000,000, depending on profitability levels during the issuer's four most recent fiscal years. If these standards are not met, the Shares might nevertheless continue to be included in the NASDAQ Stock Market (the "NASDAQ Stock Market") with quotations published in the NASDAQ "additional list" or in one of the "local lists," but if the number of holders of the Shares were to fall below 300, or if the number of publicly held Shares were to fall below 100,000, or there were not at least two registered and active market makers for the Shares, the NASD's rules provide that the Shares would no longer be "qualified" for NASDAQ Stock Market reporting, and the NASDAQ Stock Market would cease to provide any quotations. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. According to information provided by Kash n' Karry, as of October 11, 1996, there were approximately 22 holders of record of Shares and 4,674,314 Shares were outstanding.

Item 5.       Interest in Securities of Issuer.

      Although the Option does not allow Sub to purchase any shares of Kash n' Karry Common Stock pursuant thereto unless the conditions to exercise specified in the Stockholders Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Sub is entitled to purchase shares of Kash n' Karry Common stock pursuant to the Option, Sub would be entitled to purchase 3,134,942 shares of Kash n' Karry Common Stock, or approximately 67.1% of the outstanding Kash n' Karry Common Stock after giving effect to the exercise of the Option.

      Sub does not currently have the right to acquire any shares of  Kash  n'  Karry Common Stock under the Option unless  certain
events   specified   in   the   Stockholders   Agreement   occur.
Accordingly, none of the Reporting Persons has sole  voting
or dispositive power with respect to any shares of Kash n' Karry Common Stock, and the Reporting Persons expressly disclaim beneficial ownership of Kash n' Karry Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Sub to exercise the Option and Sub exercised the Option, Sub would have sole voting power and sole dispositive power with respect to the shares acquired pursuant to the Option.

       The   foregoing  description  of  certain  terms  of   the
Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement filed as Exhibit 10 to the Current
Report on Form 8-K filed by Food Lion on November 4, 1996.


     The Reporting Persons may be deemed to have shared voting power with respect to the 3,134,942 shares of Kash n' Karry Common Stock covered by the Irrevocable Proxies, a form of which is filed as Exhibit 9 to this Schedule 13D and which is incorporated herein by this reference. The Irrevocable Proxies empower Sub to vote such shares of Kash n' Karry Common Stock with respect to certain limited matters relating to the Merger and certain other extraordinary events. See
Item 6.

      To the best knowledge of the Reporting Persons,none of DETLA, Delhaize or the persons listed on Exhibits 2, 3, 4, 5 or 6 hereto  beneficially  owns any shares of  Kash  n'  Karry  Common
Stock,   and   (except  for  the  issuance  of  the  Option)   no
transactions in Kash n' Karry Common Stock have been effected during the past 60 days by the Reporting Persons or,to the best knowledge of the Reporting Persons, by Delhaize, DETLA or any person listed on Exhibits 2, 3, 4, 5 or 6 hereto. In addition, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

THE STOCKHOLDERS AGREEMENT.

      Set forth below is a description of selected provisions of the Stockholders Agreement. Such description is qualified in its entirety by reference to the Stockholders Agreement filed as
Exhibit 10 to the Current Report on Form 8-K filed by Food Lion on November 4, 1996, and is incorporated herein by reference.

      The Stockholders Agreement provides, among other matters, that each Certain Stockholder shall vote all of the shares of Kash n' Karry Common Stock owned by the Certain Stockholder (the "Option Shares"): (i) in favor of the Merger and the Merger Agreement, (ii) against any action, any failure to act, or agreement that would result in a breach by Kash n' Karry of the terms of the Merger Agreement or the Stockholders Agreement,
(iii) against any extraordinary corporate transaction other than the Merger and the transactions contemplated by the Merger Agreement and the Shareholders Agreement, such as a merger, consolidation or other business combination involving Kash n' Karry, (iv) against a sale, lease or transfer of a material amount of assets of Kash n' Karry, or a reorganization, recapitalization, dissolution or liquidation of Kash n' Karry,
(v) against any change in a majority of the persons who constitute the board of directors of Kash n' Karry, (vi) against any change in the present capitalization of Kash n' Karry or any amendment of the Certificate of Incorporation or Bylaws of Kash n' Karry, (vii) against any other material change in Kash n' Karry's corporate structure or business, and (viii) against any other action involving Kash n' Karry which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement.

      Under the Stockholders Agreement, each Certain Stockholder granted to Sub an irrevocable option (the "Stock Option") to purchase the Option Shares at a cash purchase price per share equal to $26.00 or such higher price per share as is paid by Sub for Kash n' Karry Common Stock in the Merger, the Offer, or otherwise. The Option is exercisable when all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived, unless there shall then be in effect any preliminary or final injunction or other order issued by any court or governmental agency prohibiting the exercise of the Option.

      Under the Stockholders Agreement, each Certain Stockholder agreed, in the event that the Offer is commenced and not amended in a manner adverse to the Certain Stockholder, to tender the Option Shares owned by it pursuant to and in accordance with the terms of the Offer.

      Each  Certain  Stockholder agreed  under  the  Stockholders
Agreement that it would not transfer the Option Shares owned by it except in compliance with the Stockholders Agreement.

THE IRREVOCABLE PROXIES.

      In  connection  with  the  execution  of  the  Stockholders
Agreement, each Certain Stockholder granted and delivered to Sub an Irrevocable Proxy dated as of October 31, 1996 (collectively, the "Irrevocable Proxies"), a form of which is filed as Exhibit 9 to this Schedule 13D and which is incorporated herein by reference.
Set forth below is a description of selected provisions of the Irrevocable Proxies. Such description is qualified in its entirety by reference to the form of Irrevocable Proxy filed as Exhibit 9 to this Schedule 13D.

      Each Irrevocable Proxy provides, among other matters, that, as of the date of the Irrevocable Proxy, each Certain Stockholder irrevocably appoints Sub the attorney and proxy of such Certain Stockholder with respect to the Option Shares owned by such stockholder until the termination date
specified  in  the  Stockholders  Agreement.   Pursuant  to   the
Irrevocable Proxies, Sub is empowered at any time prior to the termination of the Irrevocable Proxies to exercise all voting and other rights with respect to the Option Shares of each Certain Stockholder at every annual, special or adjourned meeting of shareholders of Kash n' Karry and in every written consent in lieu of such a meeting, or otherwise: (i) in favor of the Merger and the Merger Agreement, (ii) against any action, any failure to act, or agreement that would result in a breach by Kash n' Karry of the terms of the Merger Agreement or the Stockholders Agreement, (iii) against any extraordinary corporate transaction other than the Merger and the transactions contemplated by the Merger Agreement and the Shareholders Agreement, such as a merger, consolidation or other business combination involving Kash n' Karry, (iv) against a sale, lease or transfer of a material amount of assets of Kash n' Karry, or a reorganization, recapitalization, dissolution or liquidation of Kash n' Karry,
(v) against any change in a majority of the persons who constitute the board of directors of Kash n' Karry other than as contemplated by the Merger Agreement, (vi) against any change in the present capitalization of Kash n' Karry or any amendment of the Certificate of Incorporation or Bylaws of Kash n' Karry other than as contemplated by the Merger Agreement, (vii) against any other material change in Kash n' Karry's corporate structure or business, and (viii) against any other action involving Kash n' Karry which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement.

     Subject to the Irrevocable Proxies, the Certain Stockholders in the aggregate have voting power over approximately 67.1% of the outstanding shares of Kash n' Karry Common Stock, based upon 4,674,314 shares of Kash n' Karry Common Stock outstanding as of October 31, 1996, as represented by Kash n' Karry.

THE MERGER AGREEMENT.

      Set forth below is a description of selected provisions of the Merger Agreement. The description is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 2 to the Current Report on Form 8-K filed by Food Lion on November 4, 1996.

     THE OFFER. At any time after November 7, 1996, and prior to December 2, 1996, Kash n' Karry has the right to require Sub to commence the Offer. The obligation of Sub to accept for payment or pay for shares of Kash n' Karry Common Stock ("Shares") tendered pursuant to the Offer is subject to the satisfaction of the condition that Shares representing at least a majority of the number of Shares outstanding on a fully diluted basis shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer and certain other conditions set forth in the Merger Agreement. Sub has reserved the right to modify any of the terms and conditions of the Offer, except that neither Food Lion nor Sub will decrease the consideration, or change the form of consideration, payable in the Offer, decrease the number of Shares sought pursuant to the Offer, change the conditions to the Offer, impose additional conditions to the Offer, change the expiration date of the Offer, or amend any term of the Offer in any manner adverse to holders of the Shares. However, the Offer may be extended (i) for any period to the extent required by law or by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer and (ii) for one or more periods of not more than five (5) business days each, but in no event for more than a total of twenty
(20) business days if, following the satisfaction or waiver of each of the conditions to the Merger, shares constituting less than 90% of the Shares outstanding have been validly tendered and not properly withdrawn pursuant to the Offer; provided that the closing of the Offer shall occur on or before December 12, 1996, if all of the conditions to the Merger have been satisfied or waived prior to such date. If Sub is unable to consumate the Offer on or prior to the expiration date of the Offer due to the failure of any condition to the Merger, Sub shall extend the Offer until the earlier of (A) February 28, 1997 and (B) such time as such condition is satisfied or waived; provided that Sub may but is not obligated to extend the Offer if either (x) Kash n' Karry is in material breach of its covenants, agreements, representations or warranties contained in the Merger Agreement or (y) there is a reasonable likelihood that one or more of the conditions to the Merger cannot be satisfied on or before February 28, 1997.


      BOARD RECOMMENDATION. The Board of Directors of Kash n' Karry (at a meeting duly called and held) has, based upon, among other things, a fairness opinion of PaineWebber, its financial advisor, that the proposed consideration to be paid in the Offer and the Merger is fair from a financial point of view to the holders of Shares, (i) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of Kash n' Karry (the "Stockholders"), (ii) taken all actions to approve the Offer, the Merger and the Stockholders Agreement for purposes of Section 203 of the Delaware General Corporation Law ("DGCL"), and (iii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the Stockholders.

      BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the payment by Sub for shares of Common Stock acquired pursuant to the Offer or the Stockholders Agreement, Food Lion will be entitled to designate such number of directors, rounded up to the next whole number, equal to the product of the number of directors on the Board of Directors of Kash n' Karry and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and Kash n' Karry shall, upon request by Food Lion, promptly increase the size of the Board of Directors of Kash n' Karry or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Food Lion's designees to be elected to the Board of Directors of Kash n' Karry and shall cause Food Lion's designees to be so elected. Kash n' Karry shall take all actions necessary to effect any such election, including mailing to its Stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

      Following the election of designees of Food Lion and prior to the effective time of the Merger as set forth in the Merger Agreement (the "Effective Time"), any amendment of the Merger Agreement or the Certificate of Incorporation or Bylaws of Kash n' Karry, any termination of the Merger Agreement by Kash n' Karry, any extension by Kash n' Karry of the time for the performance of any of the obligations or other acts of Food Lion or Sub or waiver of any of Kash n' Karry's rights thereunder shall require the concurrence of a majority of the directors of Kash n' Karry then in office who neither were designated by Food Lion nor are employees of Kash n' Karry or any of its subsidiaries (the "Independent Directors"). If the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall designate a person to fill such vacancy who shall be deemed to be an
Independent Director for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers or affiliates of Kash n' Karry or any of its subsidiaries, or officers or affiliates of Food Lion or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. The Independent Directors shall have the authority to retain such counsel and other advisors at the expense of Kash n' Karry as are reasonably appropriate to the exercise of their duties in connection with the Merger Agreement, subject to approval by Kash n' Karry of the terms of such retention, which approval shall not be unreasonably withheld. In addition, the Independent Directors shall have the authority to institute any action, on behalf of Kash n' Karry, to enforce performance of the Merger Agreement.

      THE MERGER. The Merger Agreement provides that, upon the terms and subject to the provisions thereof, and in accordance with the relevant provisions of the DGCL, Sub shall be merged with and into Kash n' Karry. Following the Merger, Kash n' Karry shall continue as the surviving corporation (the "Surviving Corporation") and shall continue its existence under the laws of Delaware, and the separate corporate existence of Sub shall cease. The Merger Agreement further provides that (i) the certificate of incorporation of the Surviving Corporation after the Effective Time shall be as set forth in Exhibit B to the Merger Agreement, and the bylaws of Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended, (ii) the directors of Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation until their successors are duly elected and qualified, and (iii) the officers of Sub immediately prior to the Effective Time shall become the officers of the Surviving Corporation until their successors are duly elected and qualified.

      CONSIDERATION  TO  BE  PAID  IN  THE  MERGER.   The  Merger
Agreement provides that, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by Sub or any affiliate of Sub or held in the treasury of Kash n' Karry or by any subsidiary of Kash n' Karry, all of which shall be cancelled and no payment shall be made with respect thereto, and other than Dissenting Shares (as defined below under "Dissenters' Rights")) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a right to receive in cash an amount per Share equal to the highest price that may be paid pursuant to the Offer, payable to the holder thereof, without interest thereon, upon surrender of the certificate representing such Share. Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time will by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for one share of common stock of the Surviving Corporation.

      STOCKHOLDERS'  MEETING.  In the Merger Agreement,  Kash  n'
Karry has agreed, if required by Sub, through its Board of Directors, to duly call, give notice of, convene and hold a meeting of its stockholders, or solicit consents from a sufficient number of Stockholders, as soon as practicable following the expiration of the Offer, for the purpose of adopting the Merger Agreement. In connection with any vote to approve the Merger Agreement, all Shares acquired by Food Lion, Sub or any other affiliate of Sub, pursuant to the Offer, the Stockholders Agreement or otherwise will be voted in favor of the Merger. The Board of Directors of Kash n' Karry will recommend that Stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement.

      DISSENTERS'  RIGHTS.   Holders  of  Shares  will  not  have
appraisal rights as a result of the Offer. If the Merger is consummated, however, persons who hold Shares at such time will have the right to appraisal of their Shares in accordance with
Section 262 of the DGCL ("Dissenters' Rights").

      AGREEMENTS WITH RESPECT TO THE CONDUCT OF BUSINESS PENDING THE MERGER. The Merger Agreement provides that, except as specifically contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the time when designees of Food Lion control the Board of Directors of Kash n' Karry, Kash n' Karry will, and will cause each of its subsidiaries to, conduct their respective businesses only in, and not take any action except in, the ordinary and usual course of business and consistent with past practice, and use their best efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees and preserve the goodwill and business relationships with suppliers, distributors, customers and others having business relationships with them. In addition, subject to certain exceptions, during such period, Kash n' Karry will not, and will not permit any of its subsidiaries to
(i) make or propose any change or amendment to their respective certificates of incorporation or bylaws; (ii) split, combine or reclassify their outstanding capital stock or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, (iii) authorize the issuance of, or issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock, (iv) sell, pledge, dispose of, license or encumber any material assets, or any interests therein, other than in the ordinary course of business and consistent with past practice, (v) redeem, purchase, or acquire any shares of its capital stock, (vi) make any changes in the kinds of business in which Kash n' Karry is engaged, (vii) assume or incur any indebtedness for borrowed money or issue or sell debt securities, voluntarily prepay any debt obligations, (viii) adopt, enter into or amend any bonus, profit sharing, severance, termination, stock option, pension, retirement, deferred compensation, health care, change in control agreement, restricted stock, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee, director, officer or retiree, (ix) enter into any contract out of the ordinary course of business if such contract or a series of related contracts calls for payments in excess of $500,000, (x) make any capital expenditures out of the ordinary course of business, (xi) permit any material change in
(A) any pricing, marketing, purchasing, investment, accounting, financial reporting inventory, credit, allowance or tax procedure, or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes, or make any material tax election or settle or compromise any material income tax liability with any governmental authority, (xii) acquire all or any substantial part of the business and properties or capital stock of any person, whether by merger, purchase of assets, tender offer or otherwise, or (xiii) agree in writing, or otherwise, to take any of the foregoing actions or any other action which would make any representation or warranty contained in the Merger Agreement untrue or incorrect in any material respect. In addition, Kash n' Karry shall and shall cause each of its subsidiaries to (i) confer on a regular and frequent basis with one or more representatives of Food Lion to discuss operational matters of materiality and the general status of ongoing operations and (ii) promptly notify Food Lion of any significant changes in the business, financial condition or results of operations of Kash n' Karry or its subsidiaries taken as a whole. In addition, Kash n' Karry has agreed to use its reasonable best efforts to (a) exempt Kash n' Karry, the Offer, the Stockholders Agreement and the Merger from the requirements of any state takeover law by action of Kash n' Karry's Board of Directors or otherwise and (b) assist in any challenge by Sub to the validity or applicability to the Offer or the Merger of any state takeover law.

      CONDITIONS TO THE MERGER. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (a) the Merger Agreement shall have been adopted by the requisite vote of the Stockholders in accordance with applicable law, if such vote is required by applicable law;
(b) no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any federal or state court or governmental authority which is in effect and has the effect of making the acquisition of Shares pursuant to the Merger illegal or otherwise prohibiting the consummation of the Merger; and (c) the waiting period, if any, applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

      The obligations of Food Lion and Sub to effect the Merger are also subject to each of the following conditions: (i) the Merger Agreement shall have been adopted by the requisite vote of the Stockholders under the DGCL, unless such approval is not required under the DGCL; (ii) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;
(iii) all governmental and regulatory and other consents and approvals shall have been obtained; (iv) there shall not have been any law or order enacted or issued which (A) prohibits or imposes any material limitations on Food Lion's or Sub's ownership or operation of Kash n' Karry's businesses or assets, (B) prohibits, restrains or makes illegal the Merger, (C) imposes material limitations on the ability of Food Lion or Sub to acquire, hold or to exercise the full rights of ownership of the Shares, (D) imposes limitation on the ability of Food Lion or Sub to effectively control the businesses or assets of Kash n' Karry, or (E) has the effect of making illegal or otherwise restricting or prohibiting comsummation of the Merger or other transactions contemplated by the Merger Agreement; (v) there shall be no action or proceeding before any governmental or regulatory authority which seeks to have any effect set forth in item (iv) immediately above; (vi) there shall be no extraordinary, adverse market conditions (as described in the Merger Agreement); (vii) the representations and warranties of Kash n' Karry shall be true and correct; and (viii) Kash n' Karry shall have performed its obligations under the Merger Agreement.


     The obligation of Kash n' Karry to effect the Merger is also subject to each of the following conditions: (i) the Merger Agreement shall have been adopted by the requisite vote of the Stockholders under the DGCL, unless such approval is not required under the DGCL; (ii) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) there shall not have been any law or order enacted or issued which prohibits, restrains or makes illegal the Merger and (iv) there shall be no action or proceeding by any governmental or regulatory authority seeking to have any effect set forth in item (iii) immediately above.

Item 7.    Material to be Filed as Exhibits.

      The  following exhibits are filed as part of this  Schedule
13D:

Exhibit 1      Joint Filing Agreement, dated as of November
               11, 1996, among Food Lion, Inc., FLI Holding Corp.
               and KK Acquisition Corp.

Exhibit 2      Name,  Business  Address, Present  Principal
               Occupation  and  Citizenship  of  each   Executive
               Officer and Director of Food Lion.

Exhibit 3      Name,  Business  Address, Present  Principal
               Occupation  and  Citizenship  of  each   Executive
               Officer and Director of FLI Holding Corp.

Exhibit 4      Name,  Business  Address, Present  Principal
               Occupation  and  Citizenship  of  each   Executive
               Officer and Director of KK Acquisition Corp.

Exhibit 5      Name,  Business  Address, Present  Principal
               Occupation  and  Citizenship  of  each   Executive
               Officer  and  Director of Etablissements  Delhaize
               Freres et Cie, "Le Lion" S.A.

Exhibit 6      Name,  Business  Address, Present  Principal
               Occupation  and  Citizenship  of  each   Executive
               Officer and Director of Delhaize The Lion America,
               Inc.

Exhibit 7      Stockholders Agreement, dated as of  October
               31,  1996,  among Food Lion, Inc., KK  Acquisition
               Corp.,   Kash   n'   Karry  Food   Stores,   Inc.,
               BankAmerica Capital Corporation, Citicorp North America, Inc., Landmark Equity Partners III, L.P., Landmark Equity Partners IV, L.P., The Prudential Insurance Company of America, Prudential Property & Casualty Company, Pruco Life Insurance Company of Arizona, PaineWebber Capital Inc., UBS Capital
               LLC,  High  Yield Portfolio, IDS Bond Fund,  Inc.,
               IDS  Life Advantage Fund, Pruco Life Insurance Company,
               and  Wells,  Fargo  &  Company  (incorporated   by
               reference to Exhibit 10 of Food Lion, Inc.'s Current Report on 8-K dated November 4, 1996).

Exhibit 8 Agreement and Plan of Merger, dated as of October 31, 1996, among Food Lion, Inc., KK Acquisition Corp. and Kash n' Karry Food Stores, Inc. (incorporated by reference to Exhibit 2 of Food Lion, Inc.'s Current Report on 8-K dated November 4, 1996).

Exhibit 9      Form of Irrevocable Proxy, dated October 31,
               1996, of each of BankAmerica Capital Corporation, Citicorp North America, Inc., Landmark Equity Partners III, L.P., Landmark Equity Partners IV, L.P., The Prudential Insurance Company of America, Prudential Property & Casualty Company, Pruco Life Insurance Company of Arizona, PaineWebber Capital Inc., UBS Capital LLC, High Yield Portfolio, IDS Bond Fund, Inc., IDS Life Advantage Fund, Pruco
               Life   Insurance  Company,  and  Wells,  Fargo   &
               Company.

                           SIGNATURE

     After reasonable inquiry and to the best of knowledge of the
undersigned,   the   undersigned  hereby   certifies   that   the
information set forth in this statement is true, complete and correct.

Dated: November 12, 1996

                              FOOD LION, INC.


                              By: /s/   R. William McCanless
                                  Name: R. William McCanless
                                  Title: Senior Vice President and
                                         Chief Administrative Officer


                             FLI HOLDING CORP.
                             By: /s/  R. William McCanless
                             Name:  R. William McCanless
                             Title: Vice President



                             KK ACQUISITION CORP.
                             By: /s/ R. William McCanless
                             Name: R. William McCanless
                             Title: Vice President


                         EXHIBIT INDEX



     Exhibit No.           Description                 Page


        1           Joint Filing  Agreement, dated
                    as  of November 11, 1996,
                    among  Food  Lion,  Inc.,
                    FLI Holding Corp. and  KK
                    Acquisition Corp.

          2         List of Directors and
                    Executive Officers of
                    Food Lion, Inc.

          3         List  of Directors  and  Executive
                    Officers  of FLI  Holding
                    Corp.

          4         List  of Directors and
                    Executive Officers of KK
                    Acquisition Corp.

          5         List of Directors and
                    Executive Officers of
                    Delhaize "Le Lion"

          6         List of Directors and
                    Executive Officers of
                    DETLA

          7         Stockholders Agreement, dated
                    as of October 31, 1996, among
                    Food Lion, Inc., KK Acquisition
                    Corp., Kash n' Karry Food Stores,
                    Inc., BankAmerica Capital
                    Corporation, Citicorp North
                    America, Inc., Landmark Equity
                    Partners III, L.P., Landmark
                    Equity Partners IV, L.P., The
                    Prudential Insurance Company of
                    America, Prudential Property &
                    Casualty Company, Pruco Life
                    Insurance Company of Arizona,
                    PaineWebber Capital Inc., UBS
                    Capital LLC, High Yield Portfolio,
                    IDS Bond Fund, Inc., IDS Life
                    Advantage Fund,
                    Pruco Life Insurance Company, and
                    Wells, Fargo & Company
                    (incorporated by reference to
                    Exhibit 10 of Food Lion, Inc.'s
                    Current Report on 8-K dated
                    November 4, 1996).

          8         Agreement and Plan of Merger,
                    dated as of October 31, 1996,
                    among Food Lion, Inc., KK
                    Acquisition Corp. and Kash n'
                    Karry Food Stores, Inc.
                    (incorporated by reference to
                    Exhibit 2 of Food Lion, Inc.'s
                    Current Report on 8-K dated
                    November 4, 1996).

         9          Form of Irrevocable Proxies, dated
                    October  31, 1996, of each  of
                    BankAmerica Capital
                    Corporation,  Citicorp   North
                    America, Inc., Landmark Equity
                    Partners  III, L.P.,  Landmark
                    Equity Partners IV, L.P.,  The
                    Prudential  Insurance  Company
                    of America, Prudential Property
                    & Casualty Company, Pruco Life
                    Insurance Company of  Arizona,
                    PaineWebber Capital Inc.,  UBS
                    Capital   LLC,   High    Yield
                    Portfolio,   IDS  Bond   Fund,
                    Inc., IDS Life Advantage Fund,
                    Pruco Life
                    Insurance Company, and  Wells,
                    Fargo & Company.

                                                        EXHIBIT 1

                     JOINT FILING AGREEMENT

     The undersigned signatories of the statement on Schedule 13D to which this Agreement is attached hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. This Agreement is dated as of the 12th day of November, 1996.

                    FOOD LION, INC.


                       By:   /s/ R. William McCanless
                       Name:     R. William McCanless
                       Title:    Senior Vice President and Chief
                                 Administrative Officer


                    FLI HOLDING CORP.


                       By:  /s/  R. William McCanless
                       Name:     R. William McCanless
                       Title:    Vice President


                    KK ACQUISITION CORP.


                       By:  /s/  R. William McCanless
                       Name:     R. William McCanless
                       Title:    Vice President



                                                        EXHIBIT 2


      The  directors  and executive officers of Food  Lion,  Inc.
("Food Lion") are as follows:

   Name,Title and Business or      Present Principal Occupation or
      Residential Address              Employment/Citizenship

Pierre-Olivier Beckers,            President and Chief Operating
Director                           Officer, DETLA/Belgian
rue Osseghem, 53
1080 Brussels, Belgium

Dr. Jacqueline Kelly Collamore,    Associate, Credit Suisse/U.S.
Director
[Address]

Jean-Claude Coppieters 't Wallant, Chief Financial Officer,
Director                           Delhaize/Belgian
rue Osseghem, 53
1080 Brussels, Belgium

William G. Ferguson, Director      Executive Vice President,
[Address]                          Snow Aviation International,
                                   Inc./U.S.

Dr. Bernard W. Franklin,           President, St. Augustine's
Director                           College, Raleigh, North
[Address]                          Carolina/U.S.

Joseph C. Hall, Jr., Director      Senior Vice President of
2110 Executive Drive               Operations and Chief Operating
Salisbury, North Carolina          Officer, Food Lion, Inc./U.S.
28145-1330

Margaret H. Kluttz, Director       Mayor, Salisbury, North
[Address]                          Carolina/U.S.

Tom E. Smith,                      Chairman of the Board, President
2110 Executive Drive               and Chief Executive Officer,
Salisbury, North Carolina          Food Lion, Inc./U.S.

Philippe Stroobant, Director       Director and Executive
rue Osseghem, 53                   Committee Member, Delhaize/
1080 Brussels, Belgium             Belgian

Gui de Vaucleroy,Director          Chairman of the Executive
rue Osseghem, 53                   Committee and Chief Executive
1080 Brussels, Belgium             Officer, Delhaize/Belgian

R. William McCanless, Officer      Senior Vice President of
2110 Executive Drive               Administration and Assistant
Salisbury, North Carolina          Secretary/U.S.

                                                        EXHIBIT 3


      The  directors and executive officers of FLI Holding  Corp.
("FLI Holding") are as follows:

   Name,Title and Business or      Present Principal Occupation or
      Residential Address              Employment/Citizenship

Joseph C. Hall, Jr., Director      Senior Vice President of
and Vice President                 Operations and Chief Operating
2110 Executive Drive               Officer, Food Lion, Inc./U.S.
Salisbury, North Carolina
28145-1330

Tom E. Smith, Director             Chairman of the Board, President
and President                      and Chief Executive Officer,
2110 Executive Drive               Food Lion, Inc./U.S.
Salisbury, North Carolina
28145-1330

R. William McCanless, Director     Senior Vice President of
and Vice President                 Administration, Chief Administrative Officer
2110 Executive Drive               and Secretary, Food Lion, Inc. /U.S.
Salisbury, North Carolina
28145-1330

                                                        EXHIBIT 4


     The directors and executive officers of KK Acquisition Corp.
("Sub") are as follows:

   Name,Title and Business or      Present Principal Occupation or
      Residential Address              Employment/Citizenship

Joseph C. Hall, Jr., Director      Senior Vice President of
and Vice President                 Operations and Chief Operating
2110 Executive Drive               Officer, Food Lion, Inc./U.S.
Salisbury, North Carolina
28145-1330

Tom E. Smith,Director              Chairman of the Board, President
and President                      and Chief Executive Officer,
2110 Executive Drive               Food Lion, Inc./U.S.
Salisbury, North Carolina
28145-1330

R. William McCanless, Director     Senior Vice President of
and Vice President                 Administration, Chief Administrative Officer
2110 Executive Drive               and Secretary, Food Lion, Inc. /U.S.
Salisbury, North Carolina
28145-1330


                                                        EXHIBIT 5


      The  directors  and  executive officers  of  Etablissements
Delhaize Freres et Cie, "Le Lion" S.A. ("Delhaize 'Le Lion'") are as follows:

   Name, Title and Business or      Present Principal Occupation or
      Residential Address              Employment/Citizenship*


Charles de Cooman d'Herlinckhove
Director
rue Osseghem, 53
1080 Brussels, Belgium

Marcel Degroof, Director           Partner, Bank Degroof
rue de l' Industrie '44
1000 Brussels, Belgium

Gui de Vaucleroy, Director         President and Chief Executive
rue Osseghem, 53                   Officer, Delhaize "Le Lion"
1080 Brussels, Belgium

Frans Vreys, Director              Director of Companies
boulevard Emile Jacqumain, 112
1000 Brussels, Belgium

Jacques Le Clercq, Director
Atlanta Plaza - Suite 2160
950 East Paces Ferry Road
Atlanta, Georgia 30326

Jacques Boel, Director             Executive Director, Usines G.
rue Ducale, 21                     Boel (steel manufacturing)
1000 Brussels, Belgium

Philippe Stroobant, Director       Officer and Chairman of
rue Osseghem, 53                   Management Committee, Delhaize
1080 Brussels, Belgium             "Le Lion"


Roger Boin, Director               Director, Delhaize "Le Lion"
rue Osseghem, 53
1080 Brussels, Belgium

Raymond-Max Boon, Director
rue Osseghem, 53
1080 Brussels, Belgium

Pierre-Olivier Beckers                Officer and Member of
Director                              Management Committee,
rue Osseghem, 53                      Delhaize "Le Lion"
1080 Brussels, Belgium



                In  addition, Claude Allard, Renaud Cogels, Michael
     Eeckhout, Arthur  Goethals  and Paul Van Der Vliet,
     whose business addresses are rue Osseghem,
     53,  1080 Brussels, Belgium, are officers and members of the
     Management  Committee of Delhaize "Le  Lion"  and  Jean-Claude
     Coppieters 't Wallant,  whose  business address is rue Osseghem,  53, 1080
     Brussels,   Belgium,   is  Secretary  to   such   Management
     Committee.


     * All of the persons listed in this Exhibit 5 are Belgian unless otherwise indicated.


                                                        EXHIBIT 6


      The  directors and executive officers of Delhaize The  Lion
America, Inc. ("DETLA") are as follows:

   Name,Title and Business or      Present Principal Occupation or
      Residential Address              Employment/Citizenship*


Gui de Vaucleroy, Director         President and Chief Executive
rue Osseghem, 53                   Officer, Delhaize "Le Lion"
1080 Brussels, Belgium

Jacques Le Clerq, Director
Atlanta Plaza - Suite 2160
950 East Paces Ferry Road
Atlanta, Georgia 30326


Gwynne H. Wales, Director          Attorney, White & Case/U.S.
1155 Avenue of the Americas
New York, New York  10036

Pierre-Olivier Beckers,            President and Chief Operating
Director                           Officer, DETLA
rue Osseghem, 53
1080 Brussels, Belgium

J.C. Coppieters 't Wallant,        Member, Management Committee,
Officer                            Delhaize "Le Lion"; Vice
                                   President and Treasurer, DETLA






* All of the persons listed in this Exhibit 6 are Belgian unless otherwise indicated.

                                                        EXHIBIT 9

                   FORM OF IRREVOCABLE PROXY

                          EXHIBIT A

                   to Stockholders Agreement

                      IRREVOCABLE PROXY

     The undersigned stockholder of Kash n' Karry Food Stores,
Inc., a Delaware corporation (the "Company"), hereby irrevocably
(to the fullest extent provided by law, but subject to automatic termination and revocation as provided below) appoints KK Acquisition
Corp., a Delaware corporation (the "Sub"), the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the shares of capital stock of the Company owned beneficially or of record by the undersigned, which shares are listed on the final page of this Proxy, and any and all other shares or securities of the Company issued or issuable with respect thereof or otherwise acquired by stockholder on or after the date hereof, until the termination date specified in the Stockholders Agreement referred to below (the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given as to the matters covered hereby prior to the date of termination of the Stockholders Agreement (the "Termination Date"). This proxy is irrevocable (to the fullest extent provided by law, but subject to automatic termination and revocation as provided below), coupled with an interest, and is granted in connection with the Stockholders Agreement, dated as of October 31, 1996, among the Company, Food Lion, Inc., a North Carolina corporation ("Parent"), Sub and the Stockholders party thereto, including the undersigned stockholder (the "Stockholders Agreement", capitalized terms not otherwise defined herein being used herein as therein defined), and is granted in consideration of the Company entering into the Merger Agreement referred to therein.

The attorney and proxy named above will be empowered at any time prior to the Termination Date to exercise all voting and other rights with respect to the Shares (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of shareholders of the Company an in every written consent in lieu of such a meeting, or otherwise: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and the Stockholders Agreement and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action, any failure to act, or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement (before giving effect to any materiality or similar qualifications contained therein); and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws;
(3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its Subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement.

     The attorney and proxy named above may only exercise this proxy to vote the Shares subject hereto in accordance with the preceding paragraph, and may not exercise this proxy in respect of any other matter. The undersigned shareholder may vote the Shares (or grant one or more proxies to vote the Shares) on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This proxy is irrevocable, but shall automatically terminate and be revoked and be of no further force and effect on and after the Termination Date.


Dated: October 31, 1996                  STOCKHOLDER


                                         By:
                                         Name:
                                         Title:



Shares Owned: